Exhibit 99.1

For Immediate Release

Compugen Discloses Focused Target Discovery Program for
Antibody-Drug Conjugate Cancer Therapy

Second program follows initial program that resulted in discovery of multiple novel immune checkpoint molecules and establishment of Pipeline Program

Initial discoveries from new program anticipated before yearend

Tel Aviv, Israel, - April 2, 2013 --- Compugen Ltd. (NASDAQ: CGEN) disclosed today the initiation of its second focused discovery program, aimed at identification of novel targets for antibody-drug conjugate (ADC) cancer therapy focusing on clinical situations with poor survival rates and/or recurrent cancers. This second program follows Compugen's successful initial focused discovery program for novel immune checkpoint proteins, a number of which have been incorporated in the Company's Pipeline Program as Fc fusion protein drugs for immunology and/or as therapeutic targets for monoclonal antibody (mAb) drugs for cancer immunotherapy.

Cancer therapy through ADCs, whereby the antibody delivers a cytotoxic drug directly and specifically to the cancer cell in order to induce direct killing of the cells, addresses an area of high unmet medical need and is of great interest to the pharma industry. However, the lack of suitable ADC targets is a major problem. This provides an opportunity for Compugen to serve as a key source of such potential targets and their mAbs.

Dr. Anat Cohen-Dayag, president and CEO of Compugen, stated, “Concurrent with our further research and development activities and collaboration discussions involving our leading Pipeline Program product candidates, we are pleased to disclose this second focused discovery effort, which was a previously stated objective for 2013. Based on the success of our first such effort, we expect initial ADC target discoveries by yearend, thus further expanding the scope and diversity of the cancer therapy arm of our pipeline.”

The new discovery platform is designed to provide hypothesis-driven analysis of complex sets of expression and clinical data to predict proteins that can serve as novel mAb targets. The platform is based on the integration of multiple proprietary systems, tools, and algorithms from Compugen’s existing predictive discovery infrastructure with additional new specialized algorithms and queries geared towards ADC target discovery. Through the use of this discovery platform, utilizing data from numerous clinically annotated biological samples from various solid cancers, Compugen intends to identify potential high value targets expressed on the surface of various types of cancer cells that are associated with poor clinical outcomes, such as low overall survival and short relapse-free survival.  A planned additional use of the discovery platform is the identification of mAb targets associated with tumors unresponsive to certain treatments, thereby potentially providing a more personalized therapeutic approach based on the target's expression level in individual patients.

About ADC Cancer Therapy and Cancer Immunotherapy
ADC cancer therapy destroys cancer cells through the use of an antibody or antibody fragment linked to a high-potency cytotoxic agent, called the payload.  Unlike traditional cancer therapeutics, ADC therapy is designed to target and destroy only the cancer cells. The antibody specifically targets the cancer cell, where the payload is released and selectively kills the cancer cell. ADCs against a number of targets, both in solid and hematologic tumors, have already demonstrated clinical success, with two ADC products gaining FDA approval in the past two years.

Cancer immunotherapy, such as that based on immune checkpoint blockade, is designed to stimulate the patient’s own immune system to mount durable anti-tumor immunity and tumor destruction, and does not rely on toxic agents to destroy the cancer.  Clinical studies employing mAb blockade of immune checkpoints have shown unprecedented durable therapeutic responses that offer a possible cure of metastatic disease. Antibodies targeting immune checkpoints have been termed “the next frontier" in the treatment of cancer, with the first such product receiving FDA approval in 2011.

ADC cancer therapy and cancer immunotherapy are both considered major breakthroughs in treating cancer, and for both, the identification of appropriate targets is critical and has proven very difficult using traditional discovery approaches.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of selected product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which include statements related to Compugen’s potential to serve as a key source of targets for ADC cancer therapy and Compugen’s expectation regarding initial  ADC target discoveries  by yearend, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892